November 25, 2024

Robin Schulman
Chief Legal Officer
GitLab Inc.
268 Bush Street, #350
San Francisco, CA 94104

       Re: GitLab Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           File No. 001-40895
Dear Robin Schulman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2024
Consolidated Financial Statements
Nots 13. Income Taxes, page 126

1.     We note your disclosure regarding the bilateral advance pricing agreement
       negotiations with the IRS and DTA. In anticipation of the agreements, you recorded
       $ 254.9 million of net tax expense in the year ended January 31, 2024. With a view towards expanded disclosure, please explain to us in detail the facts and circumstances that resulted in the recognition of the charge in fiscal 2024 and the basis for your accounting, referencing the supporting accounting literature. Please address:
           the details of the Company   s transfer pricing arrangements;
           the nature of your negotiations including what is being asserted by the IRS and
           the DTA relating to the Company   s transfer pricing arrangements;
           why you did not recognize a liability for unrecognized tax benefits in an earlier period including your assessment of the technical merits of your tax position; and
           how the technical merits of you position changed in fiscal 2024. November 25, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology